Bibi Ji SB

Profit and Loss

January - December 2022

	TOTAL
Income	
4000 Restaurant	196,637.50
4100 Food Sales	661,844.04
4105 Food Events	48,592.00
Total 4100 Food Sales	**710,436.04**
4110 Non Alcoholic Sales	4,288.31
4130 Beer Sales	25,858.55
4140 Wine Sales	263,158.73
4145 Wine Events	4,000.00
Total 4140 Wine Sales	**267,158.73**
Total 4000 Restaurant	**1,204,379.13**
Total Income	**$1,204,379.13**
Cost of Goods Sold	
5000 COGS	
5100 Food Cost	
5110 Meat	39,884.56
5120 Seafood	34,508.56
5125 Poultry	25,885.63
5130 Produce	74,776.58
5140 Dairy	26,581.81
5160 Grocery and Dry Goods	60,477.69
Total 5100 Food Cost	**262,114.83**
5300 Beer Cost Total	13,791.07
5500 Wine Cost Total	136,178.00
5800 Non-Alcoholic Cost Total	-103.20
5830 Non-Alcoholic Cost	252.54
Total 5800 Non-Alcoholic Cost Total	**149.34**
5900 Merchandise Cost Total	4,894.38
5910 Merchandise Cost	1,700.00
Total 5900 Merchandise Cost Total	**6,594.38**
Total 5000 COGS	**418,827.62**
Total Cost of Goods Sold	**$418,827.62**
GROSS PROFIT	**$785,551.51**
Expenses	
6100 Salaries & Wages	
6110 Management - Salaried	
6112 Management-FOH	440.00
6114 Management-BOH	-11,538.50
Total 6110 Management - Salaried	**-11,098.50**

Bibi Ji SB

Profit and Loss
January - December 2022

	TOTAL
6120 Back of House	214,556.74
6130 Front of House	153,292.22
Total 6100 Salaries & Wages	**356,750.46**
6900 Other Payroll	
6910 Insurance and Retirement	46.78
6915 Medical Expenses	3,517.51
6920 Payroll Taxes - ER	48,793.59
6950 Workers Comp	1,564.50
6970 Employee Meals	771.88
Total 6900 Other Payroll	**54,694.26**
7000 Controllable Expenses	
7100 Direct Operating Expenses	
7110 Cleaning - Supplies	125.42
7125 Paper and Packaging	3,402.42
7130 Office Printing and Supplies	1,416.41
7140 Operating Supplies	27,644.33
7170 Memberships/Dues	6,950.49
7180 Uniforms	2,222.84
7210 Linen and Linen Rental	19,628.92
7220 Contract Cleaning	495.00
7230 Postage and Delivery	1,657.04
7240 Flowers and Decorations	3,606.55
7260 Pest Control	290.00
7410 Glassware, China & Silverware	867.86
7440 Kitchenware	5,515.21
7610 Meals & Entertainment-2	8,277.42
7620 Auto or Truck Expenses	4,033.27
7630 Travel	12,524.66
Total 7100 Direct Operating Expenses	**98,657.84**
7300 Repairs & Maintenance	2,680.32
7310 R&M - Garden & Grounds	11,973.49
7340 R&M - Equipment & Furniture	8,772.79
Total 7300 Repairs & Maintenance	**23,426.60**
7500 Utilities	
7510 Electricity	21,370.10
7520 Gas	9,405.35
7530 Water and Sewage	13,381.00
7550 Telephone and Communications	2,520.17
Total 7500 Utilities	**46,676.62**
7700 Comps	34,397.09

Bibi Ji SB

Profit and Loss

January - December 2022

	TOTAL
8100 General & Administrative	
8110 Credit Card Fees	39,930.19
8120 Payroll Processing	5,583.63
8130 Bank Charges	1,004.24
8210 Legal Fees	1,987.00
8225 Accounting Fees	3,660.00
8230 Admin Professional Fees	23,225.00
8270 Employee Recruitment	75.00
Total 8100 General & Administrative	**75,465.06**
Total 7000 Controllable Expenses	**278,623.21**
8050 Advertising & Marketing	29,594.61
8500 Occupancy Costs	
8510 Rent - Minimum or Fixed Amount	131,664.00
8515 Equipment/Other Rentals	8,851.27
8530 Rent - Office Space	500.00
8550 Real Estate Taxes	3,217.52
8562 Insurance - Liability & General	15,163.48
8570 License, Permits & Assment Fees	12,976.94
Total 8500 Occupancy Costs	**172,373.21**
8940 Management Fee	135,149.38
8945 RPTG Management Fees	77,068.32
Total Expenses	**$1,104,253.45**
NET OPERATING INCOME	$ -318,701.94
Other Income	
9350 Other Income	
9360 Service Charge	35,706.06
Total 9350 Other Income	**35,706.06**
Total Other Income	**$35,706.06**
NET OTHER INCOME	$35,706.06
NET INCOME	$ -282,995.88

Bibi Ji SB

Balance Sheet
As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1000 Bank Accounts	0.00
1003 Business Checking (3907)	0.00
1013 Business Saving (8429)	0.00
1100 Chase Checking	0.00
1110 Chase Savings	0.07
1120 Chase New Checking	19,920.52
Total 1000 Bank Accounts	**19,920.59**
1130 PPP Checking	0.00
1150 Total Cash on Hand	3,422.45
American Riviera Bank	5,742.85
Savings (6109)	25,250.00
Trust account (5985)	-17,275.82
Total Bank Accounts	**$37,060.07**
Accounts Receivable	
1200 Accounts Receivable	5,270.41
Total Accounts Receivable	**$5,270.41**
Other Current Assets	
1210 AR - House Accounts	4,420.66
1220 Due from	
1225 Paid For Babu Ji SF	0.00
Total 1220 Due from	**0.00**
1320 Prepaid Expenses	
1360 Prepaid - Utilities	3,730.00
Total 1320 Prepaid Expenses	**3,730.00**
1400 Inventory	
1410 Food - Inventory	15,000.00
1420 Wine - Inventory	37,110.00
1440 Beer - Bottled - Inventory	2,000.00
1450 N/A Beverages - Inventory	350.00
Total 1400 Inventory	**54,460.00**
1630 Pre-Opening Expenses	
1632 Pre-Opening - Food & Beverage	1,046.73
1634 Pre-Opening - Labor	7,193.26
1636 Pre-Opening - Legal & Accountin	299.00
1638 Pre-opening - Marketing	8,153.00
1642 Pre-Opening - Supplies	21,910.30
1644 Pre-Opening - Taxes & Fees	443.55

Bibi Ji SB

Balance Sheet

As of December 31, 2022

	TOTAL
Total 1630 Pre-Opening Expenses	**39,045.84**
1900 RPTG Loan	9,234.60
Uncategorized Asset	50,000.00
Total Other Current Assets	**$160,891.10**
Total Current Assets	**$203,221.58**
Fixed Assets	
1500 Fixed Assets	
1510 Leasehold Improvements	79,929.09
1537 License & Permits Asset	7,589.00
Total 1510 Leasehold Improvements	**87,518.09**
1540 Furniture & Equipment	35,247.75
1542 Furniture, Fixtures & Equipment	7,380.67
1543 Kitchen & Bar Equip Asset	4,227.03
1548 Telephone & Internet Asset	4,064.89
Total 1540 Furniture & Equipment	**50,920.34**
Total 1500 Fixed Assets	**138,438.43**
1647 Intangible Assets	
1647.4 Start-Up Expenditures-2	0.00
1660 Accumulated Depreciation	-126,558.00
1665 Accumulated Amortization	-4,664.00
Total 1647 Intangible Assets	**-131,222.00**
Total Fixed Assets	**$7,216.43**
Other Assets	
1300 Prepaid - Deposits	
1308 Deposit - Rent	0.00
Total 1300 Prepaid - Deposits	**0.00**
Total Other Assets	**$0.00**
TOTAL ASSETS	**$210,438.01**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2100 Accounts Payable	111,116.01
Total Accounts Payable	**$111,116.01**
Credit Cards	
2100 - Chase Credit Card	186.56
2110 Credit Card	0.00
2112 Business Advantage Travel Rewards (3930)	0.00
2114 CORP Account - Business Advantage Travel Rewards (8178)	0.00

Bibi Ji SB

Balance Sheet

As of December 31, 2022

	TOTAL
Total 2110 Credit Card	**0.00**
Credit card (1006)	34,094.24
Total Credit Cards	**$34,280.80**
Other Current Liabilities	
2200 Sales Tax Payable	0.00
2210 Other Sales Tax Payable	12,483.35
2300 Payroll Liabilities	10,413.28
2310 Payroll Payable	8,658.73
2320 Payroll Tax Payable	0.00
2330 Tips Payable	2,661.28
Total 2300 Payroll Liabilities	**21,733.29**
2400 Accrued Expenses	
2425 Accrued State Taxes	800.00
Total 2400 Accrued Expenses	**800.00**
2510 Gift Certificates Outstanding	5,650.73
2520 Customer Deposits	-150.00
2700 Notes Payable	0.00
2850 EIDL Loan	490,040.00
2900 - PPP Loan	0.00
Total Other Current Liabilities	**$530,557.37**
Total Current Liabilities	**$675,954.18**
Total Liabilities	**$675,954.18**
Equity	
3100 LLC - Equity	114,825.55
3500 Distributions	-50,776.34
3550 Distribution To Members	-167,516.00
Total 3500 Distributions	**-218,292.34**
Opening Balance Equity	-5,579.66
Retained Earnings	-73,473.84
Net Income	-282,995.88
Total Equity	**$ -465,516.17**
TOTAL LIABILITIES AND EQUITY	**$210,438.01**

Bibi Ji SB

Statement of Cash Flows

January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-282,995.88
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1210 AR - House Accounts	-3,646.55
1225 Due from:Paid For Babu Ji SF	3,494.00
1410 Inventory:Food - Inventory	-11,000.00
1420 Inventory:Wine - Inventory	-569.83
1440 Inventory:Beer - Bottled - Inventory	-1,729.25
1450 Inventory:N/A Beverages - Inventory	-165.20
1900 RPTG Loan	-9,234.60
Uncategorized Asset	-50,000.00
2100 Accounts Payable	19,057.39
2100 - Chase Credit Card	-2,393.43
Credit card (1006)	19,909.33
2210 Other Sales Tax Payable	4,805.45
2300 Payroll Liabilities	10,413.28
2310 Payroll Liabilities:Payroll Payable	-3,060.99
2330 Payroll Liabilities:Tips Payable	-392.19
2510 Gift Certificates Outstanding	5,542.32
2520 Customer Deposits	-150.00
2850 EIDL Loan	-9,960.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-29,080.27**
Net cash provided by operating activities	**$ -312,076.15**
INVESTING ACTIVITIES	
1308 Prepaid - Deposits:Deposit - Rent	30,000.00
Net cash provided by investing activities	**$30,000.00**
FINANCING ACTIVITIES	
3500 Distributions	-5,500.00
Opening Balance Equity	-75.82
Net cash provided by financing activities	**$ -5,575.82**
NET CASH INCREASE FOR PERIOD	**$ -287,651.97**
Cash at beginning of period	324,712.04
CASH AT END OF PERIOD	**$37,060.07**